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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

CHINA UNISTONE ACQUISITION CORPORATION

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

16945P108

(CUSIP Number)

February 1, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 16945P108

1.	Name of Reporting Person: Sapling, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 230,950

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 230,950

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 230,950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.5%

12.	Type of Reporting Person: OO

SCHEDULE 13G

     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), relating to shares of common stock of China Unistone Acquisition Corporation, a Delaware corporation (the “Issuer”), purchased by Sapling. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Master”), is the sole member of Sapling and Fir Tree, Inc., a New York corporation (“Fir Tree”), is the manager of Sapling.

Item 1(a)	Name of Issuer.

China Unistone Acquisition Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

4 Columbus Circle
5th Floor
New York, New York 10019

Item 2(a)	Name of Person Filing.

Sapling, LLC

Item 2(b)	Address of Principal Business Office.

535 Fifth Avenue
31st Floor
New York, New York 10017

Item 2(c)	Place of Organization.

Sapling is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

16945P108

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a) Sapling is the beneficial owner (as defined in Rule 13d-3) of 230,950 shares of Common Stock.

(b) Sapling is the beneficial owner (as defined in Rule 13d-3) of 5.5% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 4,200,000, the number of shares of Common Stock issued and outstanding as of November 24, 2004, as reported in the Issuer’s most recent current report on Form 8-K dated November 24, 2004.

(c) Sapling may direct the vote and disposition of the 230,950 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Fir Tree Master, as the sole member of Sapling, has the right to receive dividends from and the proceeds from the sale of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005

SAPLING, LLC By: FIR TREE, INC., its Manager
By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President